Shengkai Innovations, Inc.
No. 27, Wang Gang Road,
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People’s Republic of China 300350

June 8, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:	John Hartz
Senior Assistant Chief Accountant

RE:	Shengkai Innovations, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed No. 0-51972

Ladies and Gentlemen:

Shengkai Innovations, Inc. (the “Company”) is in receipt of the staff's letter of comment dated June 3, 2010 on the above-referenced filing. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Note 10, Preferred Stock and Warrants, page F-21

1.
We note your response to the last bullet point of prior comment one. We also note your disclosure in Note 10 on page 26 of your Form 10-Q for the period ended March 31, 2010 that “in the event the company is prohibited by law or regulation, then the holder (Series A preferred holder) can require cash redemption”. Based on this provision, it remains unclear to us how and why you believe that the cash redemption of this security is solely within your control and that classification in permanent equity is appropriate based on the provisions of ASC 480-10-S99.

RESPONSE:

Our above-referenced disclosure in Note 10 on page 26 of our Form 10-Q for the period ended March 31, 2010, was meant to convey that in the event the Company is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Company or its securities from issuing all of the common stock underlying any Series A Preferred that has been submitted for conversion, then the Series A Preferred holder can require cash redemption. We believe that the “laws or regulation” condition relates to the general requirement that a Company must not be restricted by relevant authorities to be able to duly authorize a sufficient number of shares in order to issue the conversion shares.  Since the Company can control how many shares it has authorized with the state and other relevant authorities, to the extent that the Company complies with such laws and regulations, the issuance of share of common stock for conversion is deemed to be solely within the Company’s control.

* * *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wang Chen
Wang Chen
Chief Executive Officer